On August 15, 2016, a special meeting of the shareholders of the Foundry Partners Fundamental Small Cap Value Fund (the “Fund”) was held at the offices of the Valued Advisers Trust (the “Trust”) for the purpose of approving a new investment advisory agreement between Foundry Partners, LLC and the Trust on behalf of the Fund and to transact such other business as may properly come before the special meeting and any postponement or adjournment thereof.

Below are the voting results for the Fund from the special meeting:

To approve a new investment advisory agreement between Foundry Partners, LLC and the Trust on behalf of the Fund

For	Against	Abstain
4,303,694	13,928	25,389

To transact such other business as may properly come before the special meeting and any postponement or adjournment thereof

For	Against	Abstain
3,886,121	435,968	20,922